MYTRAVEL

07020561

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

18 January 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 12th and 17th of January 2007, the Company filed with the London Stock Exchange an announcement regarding a Notification of Major Interests in Shares and the Annual Information Update for 12 months up to and including 12 January 2007.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

dlw 1/25

The Company Secretary
MyTravel Group Plc
Holiday House
Sandbrook Park
Sanbrook Way
Rochdale
OL11 1SA

12 January 2007

Dear Sirs,

MYTRAVEL GROUP PLC – ORDINARY SHARES OF 30P EACH
S198 COMPANIES ACT 1985 INTEREST IN SHARES

J.P. Morgan Securities Ltd., ("JPMSL") of 125 London Wall, London, EC2Y 5AJ would like to advise you that JPMSL has increased its material interest in the share capital of MyTravel Group Plc (the "Company") from 5.11% to 7.62% Details are as follows:

Total number of shares held by J.P. Morgan Securities Ltd.: 35,130,966 (7.62%)

Should you require any further information please do not hesitate to contact us.

Yours faithfully,

Tracey Young
EMEA Surveillance

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

J.P. Morgan Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

J.P. Morgan Securities Limited 35,130,966

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

Not supplied

11. Date company informed

17 January 2007

12. Total holding following this notification

35,130,966

13. Total percentage holding of issued class following this notification

7.62%

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - +44 1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

17 January 2007

View Announcement

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Announcement Details

Company	Headline	Embargo	Last Update
MyTravel Group plc	Annual Information Update		09:30 12 Jan 07

Full Announcement Text

12 January 2007

MYTRAVEL GROUP PLC

ANNUAL INFORMATION UPDATE FOR 12 MONTHS UP TO AND INCLUDING 12 JANUARY 2007

In accordance with Prospectus Rule 5.2, the Company sets out below a summary of the information that ha made available to the public over the previous 12 months.

The following UK regulatory announcements have been made via a Regulatory Information Service. A copy announcements can be obtained from the London Stock Exchange website, www.londonstockexchange.coı from the company's website www.mytravelgroup.com

16/01/2006	Holding(s) in Company
16/01/2006	Holding(s) in Company
18/01/2006	Holding(s) in Company
30/01/2006	Director/PDMR Shareholding
31/01/2006	Holding(s) in Company
01/02/2006	Normalisation of Facilities
01/02/2006	IFRS Update
07/02/2006	Holding(s) in Company
07/02/2006	Holding(s) in Company
09/02/2006	Annual General Meeting
13/02/2006	Holding(s) in Company
15/02/2006	Holding(s) in Company
15/02/2006	Holding(s) in Company
07/03/2006	Holding(s) in Company
13/03/2006	AGM Statement
13/03/2006	AGM Statement
21/03/2006	Investor Day
30/03/2006	Holding(s) in Company
31/03/2006	Holding(s) in Company

06/04/2006	Holding(s) in Company
07/04/2006	Holding(s) in Company
13/04/2006	Holding(s) in Company
19/04/2006	Holding(s) in Company
27/04/2006	Holding(s) in Company
27/04/2006	Holding(s) in Company
03/05/2006	Notice of EGM
04/05/2006	Holding(s) in Company
04/05/2006	Holding(s) in Company
04/05/2006	Holding(s) in Company
08/05/2006	Holding(s) in Company
08/05/2006	Notice of Results
12/05/2006	Holding(s) in Company
15/05/2006	Holding(s) in Company
15/05/2006	Holding(s) in Company
17/05/2006	Holding(s) in Company
25/05/2006	Blocklisting Interim Review
25/05/2006	Blocklisting Interim Review
25/05/2006	Blocklisting Interim Review
26/05/2006	Result of EGM
30/05/2006	Holding(s) in Company
06/06/2006	Holding(s) in Company
15/06/2006	Holding(s) in Company
15/06/2006	Interim results
22/06/2006	Holding(s) in Company
23/06/2006	Holding(s) in Company
26/06/2006	Holding(s) in Company
27/06/2006	Director/PDMR Shareholding
28/06/2006	Holding(s) in Company
28/06/2006	Holding(s) in Company
29/06/2006	Holding(s) in Company
29/06/2006	Capital reorganisation
03/07/2006	Holding(s) in Company
04/07/2006	Holding(s) in Company
04/07/2006	Holding(s) in Company
05/07/2006	Acquisition
06/07/2006	Holding(s) in Company
10/07/2006	Holding(s) in Company
11/07/2006	Holding(s) in Company
17/07/2006	Holding(s) in Company

18/07/2006	Holding(s) in Company
25/07/2006	Holding(s) in Company
26/07/2006	Holding(s) in Company
26/07/2006	Holding(s) in Company
27/07/2006	Holding(s) in Company
27/07/2006	Holding(s) in Company
31/07/2006	Holding(s) in Company
03/08/2006	Holding(s) in Company
04/08/2006	Holding(s) in Company
07/08/2006	Holding(s) in Company
09/08/2006	Holding(s) in Company
11/08/2006	Holding(s) in Company
14/08/2006	Holding(s) in Company
17/08/2006	Holding(s) in Company
23/08/2006	Holding(s) in Company
24/08/2006	Holding(s) in Company
25/08/2006	Holding(s) in Company
04/09/2006	Holding(s) in Company
06/09/2006	Holding(s) in Company
12/09/2006	Holding(s) in Company
13/09/2006	Trading Statement
14/09/2006	Holding(s) in Company
18/09/2006	Holding(s) in Company
18/09/2006	Holding(s) in Company
18/09/2006	Holding(s) in Company
21/09/2006	Holding(s) in Company
27/09/2006	Holding(s) in Company
27/09/2006	Holding(s) in Company
29/09/2006	Holding(s) in Company
10/10/2006	Holding(s) in Company
17/10/2006	Holding(s) in Company
19/10/2006	Holding(s) in Company
24/10/2006	Holding(s) in Company
26/10/2006	Notice of Trading Statement
27/10/2006	Holding(s) in Company
31/10/2006	Holding(s) in Company
01/11/2006	Trading Statement
10/11/2006	Holding(s) in Company
15/11/2006	Holding(s) in Company
17/11/2006	Holding(s) in Company

21/11/2006	Holding(s) in Company
22/11/2006	Holding(s) in Company
23/11/2006	Holding(s) in Company
27/11/2006	Statement re. Press Comment
28/11/2006	Holding(s) in Company
28/11/2006	Holding(s) in Company
29/11/2006	Holding(s) in Company
29/11/2006	Holding(s) in Company
29/11/2006	Holding(s) in Company
30/11/2006	Blocklisting Interim Review
30/11/2006	Blocklisting Interim Review
30/11/2006	Blocklisting Interim Review
04/12/2006	Holding(s) in Company
07/12/2006	Holding(s) in Company
11/12/2006	Holding(s) in Company
12/12/2006	Holding(s) in Company
14/12/2006	Final Results
14/12/2006	Holding(s) in Company
18/12/2006	Holding(s) in Company
19/12/2006	Holding(s) in Company
19/12/2006	Holding(s) in Company
29/12/2006	Total Voting Rights
04/01/2007	Holding(s) in Company
08/01/2007	Cancellation of Warrants
10/01/2007	Holding(s) in Company

The following documents have despatched by the Company to holders of its securities during the year :

03/02/2006	Annual report and accounts 2005
03/02/2006	Notice of Annual General Meeting
03/05/2006	Notice of EGM
15/06/2006	Interim Results

The company has also made the following filings with Companies House. Copies of these documents can b Companies House -Companies House, Crown Way, Maindy, Cardiff CF14 37Z, telephone: 0870 3333 636, enquiries@companies-house.gov.uk or, if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk.

25/01/2006	A form 88(2) regarding the allotment of shares
25/01/2006	A form 88(2) regarding the allotment of shares between 17/01/2006 to the 31/01/2006
25/01/2006	A form 88(2) regarding the allotment of shares
25/01/2006	A form 88(2) regarding the allotment of shares
25/01/2006	A form 88(2) regarding the allotment of shares
10/02/2006	A form 88(2) regarding the allotment of shares between 24/01/2006 to the 30/01/2006
28/02/2006	Annual return made up to 07/02/2006

21/02/2006	Accounts made up to 31/10/2005
22/03/2006	A form 88(2) regarding the allotment of shares
29/03/2006	A form 88(2) regarding the allotment of shares
30/03/2006	Disapplication of Pre-Emption rights – 13/03/06 Authority for Allotment of Security – 13/03/06
30/03/2006	Form 123 recording increase in authorised share capital
07/04/2006	A form 88(2) regarding the allotment of shares
07/04/2006	A form 88(2) regarding the allotment of shares
24/04/2006	A form 88(2) regarding the allotment of shares
18/05/2006	A form 288c regarding changes to a directors' particulars
12/06/2006	Resolution Re Share Premium Acc 26/05/2006
29/06/2006	Special Resolution of extraordinary general meeting held on 26/05/2006 regarding reduction of share premium account
07/07/2006	A form 88(2) regarding the allotment of shares
31/07/2006	A form 88(2) regarding the allotment of shares
02/08/2006	A form 88(2) regarding the allotment of shares
04/08/2006	A form 88(2) regarding the allotment of shares
26/09/2006	A form 88(2) regarding the allotment of shares
28/09/2006	A form 395 particulars of mortgage/charge
15/12/2006	A form 88(2) regarding the allotment of shares
19/12/2006	A form 288(c) regarding a change of address
20/12/2006	A form 88(2) regarding the allotment of shares
03/01/2007	A form 88(2) regarding the allotment of shares

In accordance with the provisions of Article 27(3) of the Prospectus Directive Regulation, it is confirmed that information disclosed in the above announcements may be out of date.

Copies of the information released can be obtained through the Company Secretary at the Company's regis

Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
OL11 1SA

Tel +44 (0)1706 74 6140

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